Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

[redacted]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

08001914

SUPPL

Göteborg, March 31, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 7/2008, March 27, 2008: Annual General Meeting in Castellum AB

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

4/21

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 7/2008

Gothenburg, March 27, 2008

Annual General Meeting in Castellum AB

At the Annual General Meeting (AGM) in Castellum AB on March 27, 2008, the Board of Directors' proposal of a dividend of SEK 3.00 was confirmed. Tuesday April 1, 2008 was decided as record day for dividend.

The AGM decided to re-elect all present members of the Board of Directors, i.e. Mr Jan Kvarnström, Mr Per Berggren, Mrs Marianne Dicander Alexandersson, Mrs Ulla-Britt Fräjdin-Hellqvist, Mr Christer Jacobson, Mr Göran Lindén and Mr Mats Wäppling. Mr Jan Kvarnström was re-elected as Chairman of the Board of Directors. Further it was resolved that the remuneration to the members of the Board of Directors, for the period up until the end of the next Annual General Meeting, should be SEK 1,740,000, of which SEK 450,000 is to be paid to the Chairman and SEK 215,000 to each of the other members of the Board of Directors. The amounts include compensation for committee work.

The AGM decided to appoint a new election committee for the AGM in 2009 in accordance with the previously applied model. This model entails that the Chairman of the Board of Directors should be assigned to contact the three largest registered or otherwise known shareholders at the end of the third quarter in 2008 and to invite them to each appoint one member of the election committee. The members appointed in accordance with the above, shall, together with the Chairman of the Board of Directors, being responsible for the summoning procedure, constitute the election committee. The names of the members of the election committee will be published in Castellum's interim report for the third quarter 2008.

The AGM confirmed the Board of Directors' proposal regarding the principles of remuneration for senior executives.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Jan Kvarnström, Chairman of the Board of Directors. Phone +49 160 906 01 899
Håkan Hellström, CEO, Phone +46 705-60 74 56

END